UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004


07069816

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2007
WASH. D.C.
209
SECTION


209
SECTION

_X_ **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2006

OR

____**TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468 and 333-90540

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2007

Member of
Deloitte Touche Tohmatsu

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH	$ 7,310	$ 36,740
INVESTMENTS (NOTE 3):		
Participant directed investments, at fair value	1,843,423,647	1,597,296,801
Participant loans receivable	52,560,793	51,631,628
TOTAL INVESTMENTS	1,895,984,440	1,648,928,429
RECEIVABLES:		
Employer contribution receivable	47,088,457	44,492,745
Participant contribution receivable	4,617,575	3,718,303
Broker receivable for securities sold	1,034,228	2,614,660
Interest and dividends receivable	3,619,947	3,146,836
TOTAL RECEIVABLES	56,360,207	53,972,544
TOTAL ASSETS	1,952,351,957	1,702,937,713
LIABILITIES		
Broker payable for securities purchased	1,781,508	1,237,316
Accrued expenses	871,379	437,099
TOTAL LIABILITIES	2,652,887	1,674,415
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,949,699,070	$ 1,701,263,298

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Contributions:	
Participant	$ 148,425,846
Employer	47,503,803
Total contributions	195,929,649
Transfers In:	
Transfers in from other plans	3,791,814
Investment income:	
Net appreciation in fair value of investments	138,723,597
Dividends	39,617,021
Interest	12,986,657
Net investment income	191,327,275
TOTAL ADDITIONS	391,048,738
DEDUCTIONS:	
Benefits paid to participants	139,067,558
Administrative and general expenses	3,545,408
TOTAL DEDUCTIONS	142,612,966
INCREASE IN NET ASSETS	248,435,772
NET ASSETS AVAILABLE FOR BENEFITS —	
Beginning of year	1,701,263,298
End of year	$ 1,949,699,070

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. ("ADP", the "Company" or the "Plan Sponsor"). J.P. Morgan Chase Bank, N.A. ("J.P. Morgan") serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Participant Contributions—As defined in the Plan document, effective January 1, 2006, participating employees who are deemed Non-Highly compensated (employees earning less than $95,000 in 2005), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code ("IRC") (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year are eligible to make additional contributions ("Catch-Up Contributions") up to the amount of $5,000 for 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions"). Participant contributions during the year ended December 31, 2006 include $11,181,718 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to 48% of the first 6% of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution increases to an amount equal to 58% of the first 6% of a participant's salary deferral election. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Individual Accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of these funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Investments in the Plan consist of various investments which include the ADP Stock Fund, money market funds, privately managed funds and mutual funds.

The J.P. Morgan Chase Short-Term Investment Fund is a money market fund. The Bear Stearns Intermediate Bond Fund, the UBS S&P 500 Index Fund, the Montag & Caldwell Growth Fund, the J.P. Morgan Smart Retirement Income Fund, the J.P. Morgan Smart Retirement 2010 Fund, the J.P. Morgan Smart Retirement 2015 Fund, the J.P. Morgan Smart Retirement 2020 Fund, the J.P. Morgan Smart Retirement 2030 Fund, the J.P. Morgan Smart Retirement 2040 Fund (the J.P. Morgan Smart Retirement Funds replaced the J.P. Morgan Balanced Fund effective April 3, 2006), the Barclays Russell 2000 Growth Index Fund (which replaced the Trusco Small Cap Growth Fund December 1, 2006) and the American Century Small Cap Value Fund are privately managed funds, with underlying investments that include investments in common stock, government bonds, corporate bonds and various other bond issues. The Legg Mason Value Trust Fund, The Smith Barney Institutional Cash Management Fund, and the Julius Baer International Equity Fund are mutual funds.

Participants direct the investment of their contributions and matching employer contributions into 16 various investment options offered by the Plan. Matching contributions are made pursuant to participants' individual investment elections on file as of December 31 of the respective calendar year.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant's vested account balance is more than $1,000. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock ("Company Stock"), or as cash equivalent to the fair market value of the Company Stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2006 and 2005 amounted to $389,298 and $253,699, respectively. For the year ended December 31, 2006, amounts used to pay administrative expenses amounted to $485,829, and the amount used to reduce employer contributions was $7,702.

Participant Loans—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Transfers in— Net transfers from other plans relating to various acquisitions amounted to $3,791,814 during the year ended December 31, 2006.

Employee Stock Ownership Plan Component—The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) Account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants no later than ninety days after the close of the Plan year in which dividends are paid, or pursuant to the participant's election, dividends can be reinvested in the ESOP Component. If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at fair value. Investments which are traded principally on national securities exchanges are valued at the last reported sale price at the close of the business day. The ADP Stock Fund is composed primarily of the ADP Company stock which is valued at quoted market price at the end of the year. The loans to participants are valued at outstanding principal balance which approximates fair value.

The privately managed funds are institutional portfolios managed and valued by the individual investment companies. These portfolios, which have no quoted market values, are offered to the institutional clients and participants of the Plan. The market values of these portfolios are based on the fair values of the publicly traded underlying investments. Fair values of these investments are based on the last sales price (if traded on December 31) or the prevailing bid price (as obtained from sources considered to be reliable by the Trustee of the Plan) at the close of trading on December 31.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fee and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fee and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. At December 31, 2006, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $72,638. At December 31, 2005, there were no amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid.

3. INVESTMENTS

The investments of the Plan as of December 31, 2006 and 2005 are summarized as follows:

Investments, at fair value:	2006		2005	
ADP Company Stock, 6,612,165 and 7,330,820 shares, respectively	$ 325,649,126	*	$ 336,411,330	*
Julius Baer International Equity Fund	302,585,944	*	185,875,412	*
Legg Mason Value Trust Fund	292,967,712	*	309,393,860	*
UBS S&P 500 Index Fund	154,447,782	*	118,872,803	*
Bear Stearns Intermediate Bond Fund	145,357,405	*	144,923,978	*
Smith Barney Institutional Cash Management Fund	133,439,988	*	109,161,673	*
Barclays Russell 2000 Growth Index Fund	124,299,324	*	-	
J.P. Morgan SmartRetirement 2020 Fund	86,001,366		-	
Montag & Caldwell Growth Fund	75,735,561		66,023,347	
American Century Small Cap Value Fund	65,473,385		42,195,056	
J.P. Morgan SmartRetirement 2030 Fund	46,985,483		-	
J.P. Morgan SmartRetirement 2015 Fund	37,805,647		-	
J.P. Morgan SmartRetirement 2010 Fund	25,667,636		-	
J.P. Morgan SmartRetirement Income Fund	13,548,185		-	
J.P. Morgan SmartRetirement 2040 Fund	11,498,143		-	
J.P. Morgan U.S. Government	1,960,221		2,103,056	
Trusco Small Cap Growth Fund	739		121,498,074	*
J.P. Morgan Balanced Fund	-		160,680,177	*
J.P. Morgan Cash Investment Fund	-		158,035	
Participant loans receivable	52,560,793		51,631,628	
Total investments	$ 1,895,984,440		$ 1,648,928,429	

* Investments held that represent 5% or more of the Plan's net assets available for benefits at the end of each of the respective years

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Julius Baer International Equity Fund	$	37,802,833
ADP Stock Fund		22,503,450
UBS S&P 500 Index Fund		19,544,310
Legg Mason Value Trust Fund		18,118,887
J.P. Morgan Smart Retirement 2020 Fund		8,040,889
American Century Small Cap Value Fund		7,088,299
J.P. Morgan Balanced Fund		6,917,240
Montag & Caldwell Growth Fund		5,291,898
J.P. Morgan Smart Retirement 2030 Fund		4,788,435
Trusco Small Cap Growth Fund		3,705,858
J.P. Morgan Smart Retirement 2015 Fund		3,110,510
J.P. Morgan Smart Retirement 2010 Fund		1,922,821
J.P. Morgan Smart Retirement 2040 Fund		1,118,872
J.P. Morgan Smart Retirement Income Fund		821,967
Bear Stearns Intermediate Bond Fund		(477,549)
Barclays Russell 2000 Growth Index Fund		(1,575,123)
Net appreciation in fair value of investments	$	138,723,597

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 6,612,165 and 7,330,820 shares, respectively, of common stock of Automatic Data Processing, Inc., the sponsoring employer, with a cost basis of $260,247,665 and $285,041,701, respectively. For the year ended December 31, 2006, the Plan recorded dividend income in the amount of $5,411,290 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by J.P. Morgan. J.P. Morgan is the custodian of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the investment return earned on each fund.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

5. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SUBSEQUENT EVENT

On March 30, 2007 ADP completed the tax free spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. ("Broadridge"). As a result of the spin-off, ADP stockholders of record on March 23, 2007 (the "record date") received one share of Broadridge common stock, with a par value $0.01 per share, for every four shares of ADP common stock held by them on the record date and cash for any fractional shares of Broadridge common stock. In addition, effective upon the spin-off, Broadridge employees ceased to be participants in the Plan, and their participant account balances in the amount of approximately $155.3 million were transferred to Broadridge's newly formed defined contribution plan on May 1, 2007.

* * * * *

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares		(e) Current Value
	ADP COMMON STOCK				
	*Automatic Data Processing, Inc.				
	Common Stock	Common Stock	6,612,165	$	325,649,126
	SHORT TERM INVESTMENT FUND				
	*J.P. Morgan U.S. Gov't Short Term Inv.	Money Market	1,960,221	$	1,960,221
	AMERICAN CENTURY SMALL CAP VALUE FUND				
	Common Stock				
	ABM INDUSTRIES INC COM STK				
	ADVANCE AMER CASH ADVANCE CTRS INC COM	Common Stock	2,054	$	46,646
	AEROFLEX INC	Common Stock	27,100		397,015
	AIRCASTLE NPV	Common Stock	10,100		118,372
	ALASKA AIR GROUP INC COM STK	Common Stock	3,100		91,450
	ALBANY INTERNATIONALCORP CLASS 'A' COM ST	Common Stock	4,800		189,600
	ALEXANDAR & BALDWIN INC COM STK NPV	Common Stock	6,200		204,042
	ALLIANCE IMAGING INC COM STK	Common Stock	3,000		133,020
	ALLIANT TECHSYSTEMS INC COM STK	Common Stock	20,500		136,325
	ALPHA NATURAL RESOURCES COM STK	Common Stock	7,400		578,606
	ALPHARMA INC CLASS 'A' COM STK	Common Stock	18,500		263,255
	ALTRA HOLDINGS INC COM STK	Common Stock	20,300		489,230
	AMERICAN ECOLOGY CORP COM STK	Common Stock	7,839		110,138
	AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	13,922		257,696
	AMSURG CORP COM STK	Common Stock	12,400		161,572
	APOLLO INVESTMENT CORP COMMON STOCK	Common Stock	8,500		190,400
	APTARGROUP INC COM STK	Common Stock	16,600		381,800
	ARKANSAS BEST CORP COM STK	Common Stock	3,800		224,352
	ARLINGTON TANKERS LTD COM STK	Common Stock	3,300		118,800
	ARROW INTERNATIONAL INC COM STK	Common Stock	7,100		165,927
	ARVINMERITOR INC COM STK	Common Stock	3,100		109,678
	ASPEN INSURANCE HLDGS COM STK	Common Stock	17,200		313,556
	ASPEN TECHNOLOGY INC COM	Common Stock	22,600		595,736
	ASSET ACCEPTANCE CAPITAL CORP COM STK	Common Stock	15,400		169,708
	ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	14,000		235,480
	ATMOS ENERGY CORP COM STK	Common Stock	19,100		188,899
		Common Stock	10,200		325,482

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	AVNET INC COM STK	Common Stock	6,100	155,733
	BARNES & NOBLE INC COM STK	Common Stock	5,300	210,463
	BECKMAN COULTER INC COM STK	Common Stock	5,500	328,900
	BEMIS CO INC COM STK	Common Stock	11,700	397,566
	BENCHMARK ELECTRONICS INC COM STK	Common Stock	8,300	202,188
	BIOSITE INC COM STK	Common Stock	5,200	254,020
	BJ'S WHOLESALE CLUB INC COM STK	Common Stock	3,000	93,330
	BORDERS GROUP INC COM STK	Common Stock	8,400	187,740
	BRIGGS & STRATTON CORP COM STK	Common Stock	4,700	126,665
	CABOT MICROELECTRONICS CORP COM STK	Common Stock	3,900	132,366
	CASEY'S GENERAL STORES INC COM STK	Common Stock	5,000	117,750
	CATO CORP CLASS 'A' COM STK	Common Stock	5,655	129,556
	CEC ENTERTAINMENT COM STK	Common Stock	9,700	390,425
	CENTRAL PAC FINL CORP COM	Common Stock	7,600	294,576
	CF INDUSTRIES HOLDINGS INC COM STK	Common Stock	4,100	105,124
	CHEMICAL FINANCIAL CORP COM STK	Common Stock	7,900	263,070
	CIMAREX ENERGY CO COM STK	Common Stock	5,300	193,450
	CITY NATIONAL CORP COM STK	Common Stock	4,700	334,640
	CLAYMONT STEEL HOLDINGS INC COM STK	Common Stock	5,800	106,662
	CLEVELAND CLIFFS INC COM STK	Common Stock	2,000	96,880
	COHERENT INC COM STK	Common Stock	5,410	170,794
	COLUMBIA SPORTSWEAR CO COM STK	Common Stock	3,500	194,950
	COMONWEALTH TELEPHONE ENTERPRISES COM STK	Common Stock	1,979	82,841
	COMMSCOPE INC COM STK	Common Stock	3,000	91,440
	COMMUNITY HEALTH SYSTEMS INC (NEW) COM STK	Common Stock	10,600	387,112
	COMPUWARE CORP COM STK	Common Stock	9,938	82,784
	COINTHIAN COLLEGES INC COM STK	Common Stock	13,400	182,642
	CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	5,800	200,332
	COWEN GROUP INC COM STK	Common Stock	17,600	372,240
	CRANE CO COM STK	Common Stock	5,700	208,848
	CULLEN FROST BANKERS COM STK	Common Stock	3,500	195,370
	CURTISS-WRIGHT CORP COM STK	Common Stock	7,476	277,210
	DADE BEHRING INC COM STK	Common Stock	10,100	402,081
	DELPHI FINANCIAL GROUP INC CLASS 'A' COM STK	Common Stock	2,988	120,894
	DELTA & PINE LAND CO COM STK	Common Stock	4,700	190,115
	DIGITAS INC COM STK NPV	Common Stock	14,600	195,786
	DOUBLE HULL TANKERS INC COM STK	Common Stock	16,300	263,897

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	DRS TECHNOLOGIES INC COM STK	Common Stock	6,400	337,152
	EDO CORP COM STK	Common Stock	10,532	250,030
	EFJ INC COM	Common Stock	35,022	236,048
	EFUNDS CORP COM STK	Common Stock	6,100	167,750
	ELECTRONICS FOR IMAGING COM STK	Common Stock	7,900	209,982
	EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	6,900	170,361
	EMULEX CORP COM STK	Common Stock	19,200	374,592
	ENCORE ACQUISITION CO COM STK	Common Stock	7,900	193,787
	ENDURANCE SPECIALTY HLDGS COM STK	Common Stock	9,100	332,878
	ETHAN ALLEN INTERIORS INC COM STK	Common Stock	8,100	292,491
	EXAR CORP COM STK	Common Stock	9,736	126,568
	FERRO CORP COM STK	Common Stock	12,700	262,763
	FIRST MIDWEST BANCORP COM STK	Common Stock	14,200	549,256
	FLAGSTAR BANCORP COM STK	Common Stock	7,800	115,752
	FMC CORP COM STK	Common Stock	1,300	99,515
	FOREXT OIL CORP COM STK	Common Stock	4,900	160,132
	FRED'S INC CLASS 'A' COM STK	Common Stock	21,800	262,472
	FULLER (H.B.) CO COM STK	Common Stock	35,681	598,879
	G & K SERVICES INC CLASS'A' COM STK	Common Stock	8,000	311,120
	GENLYTE GROUP INC COM STK	Common Stock	1,443	112,713
	GIBRALTAR INDS INC COM STK	Common Stock	4,700	110,497
	GLATFELTER (P.H.) CO COM STK	Common Stock	6,400	99,200
	GLOBAL INDUSTIRES COM STK	Common Stock	33,200	432,928
	GREAT PLAINS ENERGY INC COM STK NPV	Common Stock	8,700	276,660
	GREATER BAY BANCORP COM STK NPV	Common Stock	11,900	313,327
	GRIFFON CORP COM STK	Common Stock	14,800	377,400
	HAMMI FINANCIAL CORP COM STK	Common Stock	13,300	299,649
	HCC INSURANCE HLDG COM STK	Common Stock	6,300	202,167
	HEALTHSPRING	Common Stock	4,700	95,645
	HEARST ARGYLE TELEVISION INC SER 'A' COM	Common Stock	13,000	331,500
	HEARTLAND EXPRESS INC COM STK	Common Stock	10,400	156,208
	HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	8,700	272,919
	HELMERICH & PAYNE INC COM STK	Common Stock	11,800	288,746
	HENRY JACK & ASSOCIATES INC COM STK	Common Stock	8,700	186,180
	HILB ROGAL & HOBBS COMPANY	Common Stock	4,700	197,964
	HORNBECK OFFSHORE INC COM STK	Common Stock	2,600	92,820
	HOT TOPIC INC COM STK	Common Stock	20,000	266,800
	IDACORP INC COM STK	Common Stock	2,700	104,355
	IMATION CORP COM STK	Common Stock	4,200	195,006

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	INNOPHOS HOLDINGS INC COM	Common Stock	13,000	190,840
	INSITUFORM TECHNOLOGIES CLASS 'A' COM STK	Common Stock	6,100	157,746
	INTER TEL INC COM STK NPV	Common Stock	8,900	197,224
	INTERNATIONAL SPEEDWAY CORP CLASS 'A' CO	Common Stock	5,600	285,824
	IPC HLDGS COM STK	Common Stock	4,100	128,945
	JOURNAL COMMUNICATIONS INC COM STK	Common Stock	34,700	437,567
	KAYDON CORP COM STK	Common Stock	13,200	524,568
	KELLY SERVICERS INC CLASS'A'	Common Stock	3,000	86,820
	KENNAMETAL INC CAP STK	Common Stock	6,700	394,295
	KENNETH COLE PRODUCTIONS INC CLASS 'A' CO	Common Stock	16,800	403,032
	KEY ENERGY SERVICES INC COM STK	Common Stock	23,000	359,950
	KNIGHT CAPITAL GROUP INC CLASS 'A' COM ST	Common Stock	7,100	136,107
	KOHLBERG CAPITAL CORPORATION COM STK	Common Stock	11,000	190,300
	K2 INC COM STK	Common Stock	20,700	273,033
	LA-Z-BOY INC COM STK	Common Stock	8,700	103,269
	LANCASTER COLONY CORP COM STK	Common Stock	5,079	225,050
	LAWSON SOFTWARE INC COM STK	Common Stock	18,800	138,932
	LAZARD LTD COM STK CLASS 'A' COM	Common Stock	2,800	132,552
	LEAR CORP COM STK	Common Stock	2,900	85,637
	LIFEPOINT HOSPITALS INC COM STK	Common Stock	7,500	252,750
	LITTELFUSE INC COM STK	Common Stock	3,500	111,580
	LONE STAR TECHNOLOGIES INC COM STK	Common Stock	7,500	363,075
	LSI INDUSTRIES COM STK	Common Stock	5,600	111,160
	LUFKIN INDUSTRIES INC COM STK	Common Stock	4,700	272,976
	MAF BANCORP INC COM STK	Common Stock	1,864	83,302
	MATTSON TECHNOLOGY INC COM STK	Common Stock	14,916	139,017
	MAXIMUS INC COM STK	Common Stock	8,700	267,786
	MCG CAPITAL CORP COM STK	Common Stock	13,000	264,160
	METHODE ELECTRONICS INC COM	Common Stock	7,861	85,135
	MFA MORTGAGE INVESTMENTS COM SHS	Common Stock	17,600	135,344
	MILLER(HERMAN) INC COM STK	Common Stock	7,500	272,700
	MINERALS TECHNOLOGIES INC COM STK	Common Stock	11,400	670,206
	MOOG INC CLASS 'A' (LIM.V)	Common Stock	5,500	210,045
	MUELLER INDUSTRIES INC COM STK	Common Stock	8,400	266,280
	NATIONAL ATLANTIC HLDGS CORP COM STK	Common Stock	13,800	160,908
	NATIONAL FINANCIAL PARTNERS COM STK	Common Stock	6,800	298,996
	NEENAH PAPER INC COM STK	Common Stock	4,400	155,408
	NEOWARE INC COM STK	Common Stock	16,077	212,377
	NORTH AMERICAN ENERGY PARTNERS COM NP'	Common Stock	10,900	177,452
	OLIN CORP COM STK	Common Stock	27,700	457,604

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	ONEBEACON INSURANCE GROUP CLASS 'A'	Common Stock	3,700	103,600
	OREGON STEEL MILLS INC COM STK	Common Stock	2,000	124,820
	ORTHOFIX INTL N.V. COM STK	Common Stock	10,700	535,000
	OWENS & MINOR INC COM STK	Common Stock	2,500	78,175
	PACIFIC CAPITAL BANCORP COM	Common Stock	9,700	325,726
	PAR PHARMACEUTICAL	Common Stock	8,700	194,619
	PARAMETRIC TECHNOLOGY CORP COM STK	Common Stock	39,500	711,790
	PARTNERRE COM STK	Common Stock	4,600	326,738
	PATRIOT CAPITAL FUNDING INC COM STK	Common Stock	31,800	460,782
	PAXAR CORP COM STK	Common Stock	17,400	401,244
	PEDIATRIX MEDICAL GROUP INC COM STK	Common Stock	2,500	122,250
	PENTAIR INC COM STK	Common Stock	11,700	367,380
	PERFORMANCE FOODS GROUP INC COM STK	Common Stock	3,170	87,619
	PEROT SYSTEMS CLASS 'A' COM STK	Common Stock	39,400	645,766
	PERRIGO CO COM STK	Common Stock	7,400	128,020
	PHOENIX COMPANIES INC COM STK	Common Stock	8,700	138,243
	PIER 1 IMPORTS INC COM STK	Common Stock	32,600	193,970
	PILGRIMS PRIDE CORP COM STK	Common Stock	5,700	167,751
	PLANTRONICS INC COM STK	Common Stock	6,000	127,200
	PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	25,096	776,470
	POLARIR INDUSTRIES	Common Stock	3,000	140,490
	PROASSURANCE CORP COM STK	Common Stock	1,800	89,856
	PROTECTIVE LIFE CORP COM STK	Common Stock	4,900	232,750
	PROVIDENT BANKSHARES CORP COM STK	Common Stock	3,700	131,720
	PUGET ENERGY COM STK NPV	Common Stock	18,800	476,768
	RARE HOSPITALITY INC COM STK	Common Stock	7,800	256,854
	RED ROBIN GOURMET BURGERS INC COM STK	Common Stock	12,800	458,880
	REDDY ICE HLDGS INC COM STK	Common Stock	5,045	130,262
	REGAL BELOIT CORP COM STK	Common Stock	4,700	246,797
	REHABCARE GROUP INC COM	Common Stock	8,100	120,285
	RELIANCE STEEL & ALUMINIUM COM STK	Common Stock	2,500	98,450
	RUBY TUESDAY INC COM	Common Stock	4,800	131,712
	RUDOPLH TECHNOLOGIES INC COM STK	Common Stock	6,400	101,888
	RYDERSON INC COM STK	Common Stock	4,300	107,887
	SCHNITZER STEEL COM STK CLASS 'A'	Common Stock	7,800	309,660
	SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	5,400	132,840
	SHAW GROUP INC COM STK	Common Stock	6,000	201,000
	SKYWEST INC COM STK	Common Stock	10,100	257,651
	SMITH (A.O.) CORP COM STK	Common Stock	3,900	146,484

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	SMUCKER (J.M.) CO COM STK	Common Stock	4,200	203,574
	SONOCO PRODUCTS CO COM STK	Common Stock	5,900	224,554
	SOUTH FINANCIAL GROUP INC COM STK	Common Stock	25,100	667,409
	SPEEDWAY MOTOR SPORTS INC COM STK	Common Stock	4,000	153,600
	ST MARY LAND & EXPLORATION COM STK	Common Stock	9,600	353,664
	STAGE STORES INC COM STK	Common Stock	3,500	106,365
	STEEL TECHNOLOGIES INC COM STK NPV	Common Stock	5,900	103,545
	STERIS CORP COM STK	Common Stock	6,100	153,537
	STERLING BANCSHARES INC COM STK	Common Stock	13,000	169,260
	STONE ENERGY CORP COM STK	Common Stock	4,600	162,610
	SUPERIOR INDUSTRIES INTERNATIONAL COM STK	Common Stock	11,700	225,459
	SUSQUEHANNA BANCHARE COM STK	Common Stock	4,249	114,213
	SYBASE INC COM STK	Common Stock	52,900	1,306,630
	TALBOTS INC COM STK	Common Stock	11,000	265,100
	TCF FINANCIAL COM STK	Common Stock	11,700	320,814
	TIMKEN CO COM STK	Common Stock	13,300	388,094
	TOWN SPORTS INTERNATIONAL COM STK	Common Stock	8,100	133,488
	TRIAD GUARANTY INC COM STK	Common Stock	2,253	123,622
	TRIAD HOSPITALS INC COM STK	Common Stock	17,400	727,842
	TUESDAYS MORNING CORP COM STK	Common Stock	15,300	237,915
	UAP HLDG CORP COM STK	Common Stock	3,900	98,202
	ULTICOM INC COM STK	Common Stock	31,400	301,126
	UNIT CORP COM STK	Common Stock	4,100	198,645
	UNITED AUTO GROUP COM STK	Common Stock	5,200	122,564
	UNITED FIRE & CASUALTY CO COM STK	Common Stock	7,300	257,325
	UNITED STATIONERS INC COM STK	Common Stock	7,300	340,837
	URS CORP COM STK	Common Stock	6,800	291,380
	VALASSIS COMMUNICATION INC COM STK	Common Stock	6,000	87,000
	VARIAN SEMICONDUCT EQUIPASSOC INC COM STK	Common Stock	2,200	100,144
	VEECO FEI INC COM	Common Stock	13,180	246,861
	VISHAY INTL	Common Stock	27,500	372,350
	VITAL SIGNS COM STK	Common Stock	5,400	269,568
	WABASH NATIONAL CORP COM STK	Common Stock	17,400	262,740
	WADDELL & REED FINANCIAL INC CLASS 'A' COM STK	Common Stock	15,300	418,608
	WASHINGTON FEDERAL INC COM STK	Common Stock	27,800	654,134
	WASHINGTON GROUP INTERNATIONAL INC COM STK	Common Stock	4,600	275,034
	WCI COMMUNITIES INC COM STK	Common Stock	4,300	82,474
	WEBMETHODS INC COM STK	Common Stock	22,800	167,808
	WEBSTER FINANCIAL CORP COM STK	Common Stock	2,800	136,416

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
	Common Stock (Con't)			
	WERNER ENTERPRISES INC OM STK	Common Stock	27,900	487,692
	WESTAR ENERGY INC COM STK	Common Stock	9,500	246,620
	WGL HLDGS INC COM STK	Common Stock	19,800	645,084
	WILMINGTON TRUST CORP COM STK	Common Stock	3,500	147,595
	WOLVERINE WORLD WIDE INC COM STK	Common Stock	11,600	330,832
	ZALE CORP COM STK	Common Stock	4,600	129,766
	Total Common Stock			$ 55,422,887
	Preferred Stock			
	ASPEN INSURANCE	Preferred Stock	7,900	$ 427,588
	NATIONAL RETAIL PROPERTIES INC	Preferred Stock	3,700	94,165
	Total Preferred Stock			$ 521,753
	REIT			
	ANNALY CAPITAL MANAGEMENT INC CLASS 'A'	REIT	25,800	$ 358,878
	EDUCATION REALTY TRUST INC COM STK	REIT	15,400	227,458
	GETTY REALTY CORP COM STK	REIT	20,762	641,546
	HEALTHCARE REALTY TRUST INC COM STK	REIT	8,600	340,044
	HIGHLAND HOSPITALITY CORP COM STK	REIT	9,400	133,950
	LEXINGTON CORP PPTY TR COM STK	REIT	14,900	334,058
	MACK CALI REALTY CORP COM STK	REIT	2,500	127,500
	NATL RETAIL PPTYS COM	REIT	10,000	229,500
	REALTY INCOME CORP COM STK	REIT	8,100	224,370
	SUNSET FINANCIAL RESOURCES INC COM STK	REIT	23,000	246,100
	Total REIT			$ 2,863,404
	Cash Equivalents			
	Short-term Investment Fund			
	(VAN 17) JPMORGAN US GOV'T	STIF	2,684,717	$ 2,684,717
	Total Cash Equivalents			$ 2,684,717

AUTOMATIC DATA PROCESSING, INC. **Plan Number 002**
RETIREMENT AND SAVINGS PLAN **Plan Sponsor EIN 22-1467904**

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	ACI SMALL CAP VALUE (Con't)			
	Investment Companies			
	Mutual Funds			
	ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Fund	22,100	$ 1,724,905
	ISHARES TRUST RUSSELL 2000 VALUE INDEX F	Mutual Fund	24,800	1,984,496
	ISHARES TRUST S&P 600 VALUE INDEX FUND	Mutual Fund	3,600	271,224
	Total Mutual Funds			$ 3,980,625
	Total Investment Companies			**$ 3,980,625**
	TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			**$ 65,473,385**
	S&P 500 INDEX FUND			
	UBS S&P 500 Index Fund	Mutual Fund	8,530,199	**$ 154,447,782**
	INTERNATIONAL EQUITY FUND			
	Julius Baer International Equity Fund	Mutual Fund	7,018,927	**$ 302,585,944**
	MONEY MARKET FUND			
	Smith Barney Institutional Cash Management Fund	Registered Mgt Investment Co	133,439,988	**$ 133,439,988**
	VALUE TRUST FUND			
	Legg Mason Value Trust Fund	Mutual Fund	3,623,148	**$ 292,967,712**

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description Rate of Interest	Maturity Date	Par Value	(e) Current Value
	BEAR STEARNS INTERMEDIATE BOND FUND				
	Government Bonds:				
	FED HM LN MTG CORP	4.00 %	6/12/2013	8,000,000	$ 7,538,392
	FEDERAL HOME LN BKS CONS	3.63%	11/14/2008	5,000,000	4,874,835
	FEDERAL HOME LN MTG CORP MTN CALL	3.03%	6/11/2008	5,000,000	4,857,860
	FEDERAL HOME LOAN BANK	4.10%	6/13/2008	2,800,000	2,761,259
	FEDERAL HOME LN MTG CORP	4.50%	1/15/2014	2,000,000	1,943,566
	FEDERAL HOME LOAN BANK	4.60%	4/11/2008	1,250,000	1,241,523
	FEDERAL NATL MTG ASSN	4.63%	6/1/2010	5,050,000	4,991,622
	FEDERAL NATL MTG ASSN	4.50%	2/15/2011	10,000,000	9,850,960
	FEDERAL NATL MTG ASSN	5.00%	4/15/2015	5,500,000	5,510,681
	FEDERAL NATL MTG ASSN CALL	4.25%	9/28/2007	2,250,000	2,232,623
	FREDDIE MAC	5.00%	10/18/2010	4,600,000	4,558,917
	US T-NOTE 3.375	3.75%	9/15/2009	15,000,000	14,486,130
	USA TREASURY NTS 3.375 NTS	3.38%	12/15/2008	10,000,000	9,735,550
	USA TREASURY NTS 4.25 NTS	4.25%	8/15/2013	4,250,000	4,143,419
	USA TREASURY NTS 4.5 NTS	4.50%	11/30/2011	5,000,000	4,955,470
	USA TREASURY NTS 4.75 NTS	4.75%	5/15/2014	10,000,000	10,025,780
	Total Government Bonds				**$ 93,708,587**
	Mortgage-Backed Security Bonds:				
	FHLMCGLD MORTPASS 4.5 M9	4.50%	2/1/2009	928,674	$ 920,001
	FHLMCGLD MORTPASS 4.5 M8	4.50%	1/1/2011	1,764,749	1,735,219
	FHLMCGLD MORTPASS 4.5 M9	4.50%	3/1/2009	428,335	424,287
	FHLMCGLD MORTPASS 4.5 M9	4.50%	9/1/2007	492,785	489,779
	FHLMCGLD MORTPASS 5.0 C0	5.00%	4/1/2011	1,046,437	1,039,570
	FHLMC MORTPASS ARM PN#1B	FLOATING	12/1/2034	585,458	575,409
	FHLMC MORTPASS ARM PN#1B	FLOATING	12/1/2034	614,556	601,637
	FHLMC MORTPASS 4.653 PN#01	FLOATING	8/1/2035	360,633	357,968
	FNMA MORTPASS ARM LB PN#779	FLOATING	7/1/2034	588,504	580,639
	FNMA MORTPASS ARM LB PN#778	FLOATING	6/1/2034	555,865	546,286
	FNMA MORTPASS ARM LB PN#725	FLOATING	5/1/2034	339,338	333,939
	FNMA MORTPASS ARM LB PN#781	FLOATING	10/1/2034	200,874	197,962
	FNMA MORTPASS 5.5 CX PN#25	5.50%	7/1/2009	198,135	199,095
	Total Mortgage Backed Security Bonds				**$ 8,001,792**

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description Rate of Interest	Maturity Date	Par Value	(e) Current Value
	BEAR STEARNS INTERMEDIATE BOND FUND (Con't)				
	Corporate Bonds:				
	METROPOLITAN LIFE GLOBAL FUNDING TRM NTS	2.600%	6/19/2008	1,700,000	$ 1,627,145
	BERKSHIRE HATHAWAY FINANCE CORP	4.125%	1/15/2010	1,805,000	1,754,252
	GENERAL ELECT CAP CORP	4.125%	9/1/2009	1,500,000	1,462,496
	HOME DEPOT INC 4.625	4.625%	8/15/2010	875,000	856,601
	MONUMENTAL GLOBAL FUNDING II 3.9% BDS	3.900%	6/15/2009	1,750,000	1,694,770
	BANK OF AMERICA CORP BDS	5.875%	2/15/2009	1,500,000	1,521,062
	FIFTH THIRD BANK DTD 7/29/03 DUE 8/15/08	3.375%	8/15/2008	1,750,000	1,699,439
	PRINCIPAL LIFE INC FDG	3.200%	4/1/2009	1,205,000	1,152,734
	PROCTER & GAMBLE CO	6.875%	9/15/2009	1,675,000	1,747,509
	PROTECTIVE LIFE SECD TR	4.000%	10/7/2009	1,750,000	1,693,409
	SHELL INTERNATIONAL FINANCE	5.625%	6/27/2011	1,500,000	1,530,311
	WAL-MART STORES INC	6.875%	8/10/2009	1,750,000	1,823,196
	WORLD SAVINGS BANK	4.125%	12/15/2009	1,750,000	1,697,593
	Total Corporate Bonds				**$20,260,514**
	Asset-Backed Bonds:				
	RESIDENTIAL MTG PRODUCTS INC	4.828%	12/25/2033	1,000,000	$ 980,942
	RENAISSANCE HOME EQUITY LOAN TRUST SER 2	FLOATING	5/25/2035	1,050,000	1,038,463
	Total Asset-Backed Bonds				**$ 2,019,405**
	CMO/REMIC:				
	ALTERNATIVE LOAN TRUST 2005	5.500%	1/25/2036	1,240,799	$ 1,239,829
	AMERICAN HOME MORTGAGE INVESTMENT TRUST	4.550%	2/25/2044	2,000,000	1,971,356
	FREDDIE MAC 2627 EV-MAC	3.500%	4/15/2018	957,199	921,895
	FREDDIE MAC 2668 LD	5.000%	12/15/2006	1,450,000	1,439,787
	FREDDIE MAC 2713 DH-MAC	4.000%	10/15/2023	1,500,000	1,468,716
	FREDDIE MAC 3144 PA	5.500%	11/15/2025	2,000,000	2,004,852
	GINNIE MAC 2005-58 NJ MX	4.500%	8/20/2035	1,450,000	1,420,452
	JP MORGAN TRUST 2005-A8 2-A-6 V	FLOATING	11/25/2035	1,000,000	986,223
	JP MORGAN TRUST 2006-A3 7-A-1 V	FLOATING	4/25/2035	1,285,736	1,263,832
	MORGAN STANLEY CAPITAL I 61745ML27	4.690%	6/13/2041	977,000	961,654
	WACHOVIA BANK COMM MORTGAGE TRUST	4.260%	1/15/2041	1,500,000	1,466,037
	WELLS FARGO HOME EQUITY AND TRUST 2004-2	4.890%	11/25/2028	1,500,000	1,462,893
	Total CMO/REMIC				**$16,607,526**

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description Rate of Interest	Maturity Date	Par Value	(e) Current Value
	BEAR STEARNS INTERMEDIATE BOND FUND (Con't)				
	Commercial Mortgage-Backed Bonds:				
	COMM 2004-LNB4 A-2	4.049%	10/15/2037	1,250,000	$ 1,941,274
	GMAC COMMERCIAL MORTGAGE SECURITIES	6.420%	5/15/2035	1,350,474	1,366,830
	Total Commercial Mortgage-Backed Bonds				**$ 3,308,104**
	Short-Term Investment Fund:				
	(VAN 17) JPMORGAN US GOVT	Variable	12/31/2049	1,451,476	$ 1,451,476
	Total Short-Term Investment Fund				**$ 1,451,476**
	TOTAL BEAR STEARNS INTERMEDIATE BOND FUND				**$ 145,357,405**

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Number of Shares	(e) Current Value
	MONTAG & CALDWELL GROWTH FUND			
	Common Stock:			
	ABBOT LABS COM NPV	Common Stock	40,000	$ 1,948,400
	AMER INTL GRP COM	Common Stock	40,900	2,930,894
	AMER EXPRESS CO COM	Common Stock	41,300	2,505,671
	AMGEN INC STK	Common Stock	15,400	1,051,974
	APPLE INC COM STK NPV	Common Stock	33,600	2,850,624
	BAKER HUGHES INC COM STK	Common Stock	34,800	2,598,168
	CAREMARK RX INC COM STK	Common Stock	21,000	1,199,310
	CATERPILLAR INC COM STK	Common Stock	10,900	668,497
	COCA-COLA CO COM STK	Common Stock	34,500	1,664,625
	COLGATE-PALMOLIVE CO COM STK	Common Stock	28,300	1,846,292
	COSTCO WHOLESALE CORP COM STK	Common Stock	38,300	2,024,921
	ELECTRONIC ARTS COM STK	Common Stock	14,200	715,112
	EMERSON ELECTRIC CO COM STK	Common Stock	41,000	1,807,690
	GENENTECH INC COM	Common Stock	32,300	2,620,499
	GENERAL ELECTRIC CO. COM STK	Common Stock	96,100	3,575,881
	GOOGLE COM STK	Common Stock	6,050	2,785,904
	HALLIBURTON CO COM STK	Common Stock	92,800	2,881,440
	HEWLET PACKARD CO COM	Common Stock	75,000	3,089,250
	KOHLS CORPORATION COM STK	Common Stock	14,700	1,005,921
	MCDONALD'S CORP COM STK	Common Stock	39,600	1,755,468

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares		(e) Current Value
	MONTAG & CALDWELL GROWTH FUND (Con't)				
	Common Stock (Con't)				
	MCGRAW-HILL COS INC COM STK	Common Stock	19,100	$	1,299,182
	MERRILL LYNCH & CO	Common Stock	18,600		1,731,660
	OCCIDENTAL PETROLEUM CORP COM	Common Stock	37,800		1,845,774
	PAYCHEX INC COM STK	Common Stock	65,600		2,593,824
	PEPSICO INC	Common Stock	46,200		2,889,810
	PROCTER & GAMBLE CO COM STK	Common Stock	55,705		3,580,160
	QUALCOMM INC COM	Common Stock	75,600		2,856,924
	RESEARCH IN MOTION COM NPV	Common Stock	19,900		2,542,822
	SCHLUMBERGER COM STK	Common Stock	51,000		3,221,160
	STARBUCKS CORP COM STK	Common Stock	71,100		2,518,362
	SSTRYKER CORP COM STK	Common Stock	49,300		2,716,923
	WALGREEN CO COM STK	Common Stock	52,800		2,422,992
	3M COMPANY COM	Common Stock	21,200		1,652,116
	Total Common Stock			**$**	**73,398,250**
	Short-Term Investment Fund:				
	(VAN 17) JPMORGAN US GOV'T	Money Market	2,337,311	$	2,337,311
	Total Short-Term Investment Fund			**$**	**2,337,311**
	TOTAL MONTAG & CALDWELL GROWTH FUND			**$**	**75,735,561**
	TRUSCO SMALL CAP GROWTH FUND				
	Common Stock				
	AMEDISYS INC COM STK USD0.001	Common Stock	1	$	33
	TECHNOLOGY INVESTMENT CAP CORP COM STK	Common Stock	45	$	706
	Total Common Stock				**739**
	TOTAL TRUSCO SMALL CAP GROWTH FUND			**$**	**739**

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	Number of Shares	(e) Current Value
	Retirement Income JPM SMARTRETIREMENT INCOME	Privately Managed Account	1,248,681	$ 13,548,185
	Retirement 2010 JPM SMARTRETIREMENT 2010	Privately Managed Account	2,257,488	$ 25,667,636
	Retirement 2015 JPM SMAR RETIREMENT 2015	Privately Managed Account	3,261,919	$ 37,805,647
	Retirement 2020 JPM SMARTRETIREMENT 2020	Privately Managed Account	7,148,908	$ 86,001,366
	Retirement 2030 JPM SMARTRETIREMENT 2030	Privately Managed Account	3,807,576	$ 46,985,483
	Retirement 2040 JPM SMARTRETIREMENT 2040	Privately Managed Account	930,270	$ 11,498,143
	Growth Index Fund BARCLAYS RUSSELL 2000 GROWTH INDEX FUND	Privately Managed Account	14,320,199	$ 124,299,324
	Total Investment Funds			$ 1,843,423,647
	*Participant loans receivable - with interest rates ranging from 4.75% to 10.5% and loan maturity dates ranging from 2007 to 2032			52,560,793
	TOTAL INVESTMENTS			$ 1,895,984,440

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore, not included.

(Concluded)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 28 2007



James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Exhibit 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110395, No. 333-75468 and No. 333-90540 of Automatic Data Processing, Inc. on each Form S-8 of our report dated June 21, 2007, appearing in this Annual Report on Form 11-K of Automatic Data Processing Inc. Retirement and Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

June 21, 2007

END

Member of
Deloitte Touche Tohmatsu